SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 28, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated September 28, 2007 “Ericsson acquires 84 percent of LHS shares”

Press Release September 28, 2007

Ericsson acquires 84 percent of LHS shares

This announcement and the information contained herein are restricted and are not for release, publication or distribution, in whole or in part, in or into the US, Canada, Australia or Japan.

In the voluntary public takeover offer to acquire all outstanding shares in LHS Aktiengesellschaft (ISIN DE000LHS4000, WKN LHS400), Ericsson (NASDAQ:ERIC), through an indirectly held wholly owned subsidiary, has purchased shares and received acceptances representing together approximately 84 percent of the outstanding shares and voting rights in LHS. The statutory additional acceptance period will run until October 8, 2007. All conditions to the offer have been fulfilled.

The offer has been accepted for 2,475,462 LHS shares as of the end of the acceptance period, which in addition to the 9,742,780 LHS shares acquired by Ericsson, amounts to 12,218,242 LHS shares, representing approximately 84 percent of the total number of LHS shares outstanding.

Pursuant to German takeover law, an additional acceptance period will run until October 8, 2007, allowing all LHS shareholders who have not yet accepted the offer the chance to still do so.

On September 18, 2007, Ericsson declared that all the conditions to the offer had been fulfilled during the acceptance period.

Ericsson intends to complete the offer in accordance with the procedure described in the offer document.

Notes to editors:

Ericsson announces cash offer to acquire LHS

www.ericsson.com/ericsson/press/releases/20070605-1131109.shtml

Commencement of a voluntary cash offer to LHS

www.ericsson.com/ericsson/press/releases/20070709-1138229.shtml

Public takeover offer for LHS Aktiengesellschaft www.ericsson.com/ericsson/investors/events/2007/lhs_offer_en.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

Email: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: September 28, 2007